UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sotheby’s

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

375 Park Avenue, 21st Floor

New York, NY 10152

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,650,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,650,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,650,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Harry J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 835898107

1	NAME OF REPORTING PERSONS Olivier Reza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France (U.S. Green Card holder)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,000 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013 and Amendment No. 2 filed on February 27, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Third Point Reporting Persons”), Harry J. Wilson (“Mr. Wilson”), and Olivier Reza (“Mr. Reza” and, together with the Third Point Reporting Persons and Mr. Wilson, the “Reporting Persons”).

This Amendment No. 3 is being filed to amend Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 as follows:

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is amended by adding the following:

(a) This Schedule 13D is being filed by each of the Reporting Persons.

(b) (i) The principal business address of Mr. Wilson is 7 Renaissance Square, 3rd Floor, White Plains, NY 10601. (ii) The principal business address of Mr. Reza is 654 Madison Avenue, Suite 1909, New York, NY 10065.

(c) (i) The principal business of Mr. Wilson is as the Chairman and Chief Executive Officer of MAEVA Group LLC, a corporate turnaround and restructuring boutique; the business address of MAEVA Group LLC is 7 Renaissance Square, 3rd Floor, White Plains, NY 10601. (ii) The principal business of Mr. Reza is as the Managing Partner of Myro Capital, LLC, which provides management and financial advisory services to family members and associated entities; the business address of Myro Capital, LLC is 654 Madison Avenue, Suite 1909, New York, NY 10065.

(d), (e) (i) During the last five years, Mr. Wilson has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (ii) During the last five years, Mr. Reza has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) Mr. Wilson is a citizen of the United States of America. (ii) Mr. Reza is a citizen of France and is a United States Green Card holder.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

The Funds expended an aggregate of approximately $292,099,124 of their own investment capital to acquire the shares of Common Stock held by them, for a total average cost per share of $43.92.

The Third Point Reporting Persons and the Funds may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Mr. Wilson expended an aggregate of approximately $699,500 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $46.63.

Mr. Reza expended an aggregate of approximately $184,420 of his own personal funds to acquire the shares of Common Stock held by him, for a total average cost per share of $46.11.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

Mr. Wilson acquired his shares of Common Stock subject to this Schedule 13D for investment purposes. As set forth in Amendment No. 2 to this Schedule 13D, Mr. Wilson has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at its 2014 annual meeting of stockholders. Except as set forth herein, Mr. Wilson has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Mr. Reza acquired his shares of Common Stock subject to this Schedule 13D for investment purposes. As set forth in Amendment No. 2 to this Schedule 13D, Mr. Reza has agreed to serve as one of the Third Point Nominees for election to the Issuer’s Board at its 2014 annual meeting of stockholders. Except as set forth herein, Mr. Reza has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

* * *

In connection with its solicitation of proxies for the 2014 annual meeting of the Issuer, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”). Third Point LLC will furnish the definitive proxy statement to the Issuer’s stockholders, together with a WHITE proxy card. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

The following persons are participants in the solicitation of the Issuer’s stockholders: Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners L.P., Third Point Partners Qualified L.P., Third Point Reinsurance Co. Ltd., Lyxor/Third Point Fund Limited, Third Point Advisors LLC, Third Point Advisors II LLC, Harry J. Wilson and Olivier Reza. Certain of these persons hold direct or indirect interests as of 1:00 p.m., New York City time, on March 13, 2014 as follows: Third Point LLC beneficially owns 6,650,000 shares of Common Stock; Mr. Loeb beneficially owns 6,650,000 shares of Common Stock; Third Point Offshore Master Fund L.P. may be deemed to beneficially own 2,760,500 shares of Common Stock; Third Point Ultra Master Fund L.P. may be deemed to beneficially own 1,801,700 shares of Common Stock; Third Point Partners L.P. may be deemed to beneficially own 178,600 shares of Common Stock; Third Point Partners Qualified L.P. may be deemed to beneficially own 1,103,200 shares of Common Stock; Third Point Reinsurance Co. Ltd. may be deemed to beneficially own 684,400 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 121,600 shares of Common Stock; Third Point Advisors LLC may be deemed to beneficially own 1,281,800 shares of Common Stock; Third Point Advisors II LLC may be deemed to beneficially own 4,562,200 shares of Common Stock; Mr. Wilson beneficially owns 15,000 shares of Common Stock; Mr. Reza beneficially owns 4,000 shares of Common Stock; and Messrs. Loeb, Reza and Wilson each have an interest in being nominated and elected as a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended by adding the following:

(a) As of 1:00 p.m., New York City time, on March 13, 2014, (i) the Third Point Reporting Persons beneficially own an aggregate of 6,650,000 shares of Common Stock (the “Third Point Shares”) held by the Funds, (ii) Mr. Wilson beneficially owns an aggregate of 15,000 shares of Common Stock (the “Wilson Shares”), and (iii) Mr. Reza beneficially owns an aggregate of 4,000 shares of Common Stock (the “Reza Shares”). The Third Point Shares represent 9.62% of the Common Stock outstanding, the Wilson Shares represent 0.02% of the Common Stock outstanding, and the Reza Shares represent 0.01% of the Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 69,152,590 shares of Common Stock outstanding as of February 17, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed by the Issuer with the SEC on February 27, 2014. By reason of the agreements between (i) the Management Company and Mr. Wilson with respect to Mr. Wilson serving as a Third Point Nominee and (ii) the Management Company and Mr. Reza with respect to Mr. Reza serving as a Third Point Nominee, the Third Point Reporting Persons, Mr. Wilson, and Mr. Reza may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended.

(b) Mr. Wilson has sole voting and dispositive power over the Wilson Shares. Mr. Reza has sole voting and dispositive power over the Reza Shares.

(c) Set forth on Schedule I hereto are all transactions in securities of the Issuer effected by the Third Point Reporting Persons since February 26, 2014, inclusive of any transactions effected through 1:00 p.m., New York City time, on March 13, 2014. Set forth on Schedule II hereto are all transactions in securities of the Issuer effected by Mr. Wilson during the past sixty days, inclusive of any transactions effected through 1:00 p.m., New York City time, on March 13, 2014. Set forth on Schedule III hereto are all transactions in securities of the Issuer effected by Mr. Reza during the past sixty days, inclusive of any transactions effected through 1:00 p.m., New York City time, on March 13, 2014.

(d) No other person than Mr. Wilson is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Wilson Shares. No other person than Mr. Reza is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Reza Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.4, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit Number	Description of Exhibits

99.4	Joint Filing Agreement, dated as of March 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2014	THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: March 13, 2014	DANIEL S. LOEB

	By:	/s/ William Song

Name: William Song
Title: Attorney-in-Fact

Date: March 13, 2014	HARRY J. WILSON

/s/ Harry J. Wilson

Date: March 13, 2014	OLIVIER REZA

/s/ Olivier Reza

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Third Point Shares which was effectuated by a Third Point Reporting Person since February 26, 2014 through 1:00 p.m., New York City time, on March 13, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share
2/27/14	100,000	$50.03

SCHEDULE II

This Schedule sets forth information with respect to each purchase and sale of Wilson Shares which was effectuated by Mr. Wilson during the past sixty days, inclusive of any transactions effected through 1:00 p.m., New York City time, on March 13, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price Per Share
3/11/14	5,000	$47.50
3/12/14	5,000	$46.75
3/13/14	5,000	$45.65

SCHEDULE III

This Schedule sets forth information with respect to each purchase and sale of Reza Shares which was effectuated by Mr. Reza during the past sixty days, inclusive of any transactions effected through 1:00 p.m., New York City time, on March 13, 2014. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased	(Sold)	Price Per Share
3/12/14	2,000		$46.82
3/13/14	2,000		$45.39